

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

January 2, 2018

Via E-mail
Mr. Scott B. Flaherty
Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> **Re:** **Willis Lease Finance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 1-15369**

Dear Mr. Flaherty:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ W. John Cash

W. John Cash
Accounting Branch Chief

Office of Manufacturing and Construction